SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

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CNH GLOBAL N.V.

Form 6-K for the month of July 2009

List of Exhibits:

1.	News Release entitled, “New Holland Agriculture on Track to Supply 1,250 Tractors to Iraq, 400 Already Delivered”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

July 16, 2009

FOR IMMEDIATE RELEASE

CONTACT:

Stefano Ferro

stefano.ferro@cnh.com

+39.011.008.6346

New Holland Agriculture on Track to Supply 1,250 Tractors to Iraq,

400 Already Delivered

The Brand has a long standing presence in the country and is now supplying a large fleet of agricultural machines to further support Iraq’s growth

LUGANO, Switzerland – (July, 16 2009) – New Holland Agriculture, the global manufacturer and seller of agricultural equipment, a CNH brand and part of the Fiat Group (FIA.MI), is supplying an additional 1,250 tractors to the Iraq government to foster economic growth in the country. The contract signed on January 27, 2009 between New Holland Agriculture and the State Company for Mechanical Industries (SCMI), a part of Iraq’s Ministry of Industry, foresees the supply of complete built-up and semi knock-down units to support the agricultural operations of SCMI’s manufacturing plant in Iskandiriyah, Iraq.

The first 400 of the 1,250 New Holland tractor kits have already been supplied to the plant, and over 300 units have been delivered to farmers and are now working in the country’s fields. And an additional 200 tractor kits are on the way to the Iskandiriyah assembly plant.

The supply will contribute to revitalizing Iraq’s agribusiness sector. New Holland Agriculture’s specialists are providing the technical assistance to support manufacturing operations in Iskandiriyah, including the supply of tools to optimize production standards, and after sales assistance to guarantee efficient operations in the field for the farming community. Sufficient parts stocks have also been provided to ensure minimum machine ‘down’ time.

“New Holland is committed to promoting sustainable development in Iraq through a two-stage approach: providing spare parts and service teams to rehabilitate the existing fleet of machines in Iraq and by renewing its long-term commitment to the country through the provision of new state-of-the-art agricultural equipment, training and service”, stated Joseph Samora, Senior Vice President CNH, who has been appointed to the US – Iraq business dialogue by the US Department of Commerce.

New Holland’s approach has always included a best-in-class commitment to service in order to maximize the value of the equipment that is currently operating in the region. MICTA, part of Al Bunnia Group, is New Holland Agriculture’s distributor in Iraq and employs approximately 300 people in the country, providing equipment and service to more than 3,100 farmers through five regional service centers for equipment maintenance and customer support.

For over 30 years, New Holland has been the market leader in Iraq. “Currently, there are more New Holland Agriculture machines in Iraq than any other western manufacturer; we consider Iraq a home country where we operate to satisfy the local needs”, said Franco Fusignagni, Head of CNH International markets.

In 2006 and 2007, in cooperation with the US Agency for International Development (USAID) and the Al Bunnia Group, New Holland successfully completed the agricultural equipment rehabilitation program for Iraqi farmers, refurbishing 2,800 tractors. New Holland and the USAID also developed a training program for Iraqi technicians at CNH’s facilities in Turkey to improve and update the skills of those involved in the agricultural equipment sector.

In 2007, New Holland was awarded a contract with the US Department of Defense’s Task Force for Business and Stability Operations and the US Marine Corps for 200 New Holland tractor kits, furthermore CNH supported JLG Industries in fulfilling a four-year contract with US Army TACOM to refurbish Army engineering equipment at Camp Anaconda.

In 2008, New Holland shipped 165 tractors and 50 combines to the Iraqi Ministry of Agriculture, in addition to the hundreds of New Holland tractors delivered to Iraq for private sale.

[end]

New Holland Agriculture

New Holland Agriculture is a global manufacturer and seller of agricultural equipment. Its reputation is built on the success of its customers, cash crop producers, livestock farmers, contractors, vineyards, or groundscare professionals, who can count on the widest offering of innovative products and services: a full line of equipment, from tractors to harvesting, material handling equipment, complemented by tailored financial services from a specialist in agriculture.

A highly professional global dealer network and New Holland’s commitment to excellence guarantee the ultimate customer experience for every customer. More information can be found online at www.newholland.com New Holland is a division of CNH Global N.V. (NYSE:CNH), a majority-owned subsidiary of Fiat S.p.A (FIA..MI).